Filed by Lanvin Group Holdings Limited

Pursuant to Rule 425 under the Securities Act of 1933,

as amended, and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Primavera Capital Acquisition Corporation

(SEC File No.: 001-39915)

Date: July 11, 2022

Lanvin Group Announces Record 52% Pro Forma Revenue Growth in 2021 to €339 million and Filing of Registration Statement on F-4

Strong Momentum and Positive 2022 Outlook Ahead of Proposed NYSE Listing

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52% pro forma global revenue growth driven by successful implementation of global growth strategy and acquisition of Sergio Rossi, with robust performance across all geographies and rapid expansion in North America and Asia

•	Lanvin brand reported 108% global sales growth and 415% e-commerce sales increase

•	Significant confidence in Group’s 2022 performance outlook, with enhanced omni-channel strategies to boost growth in key markets

July 11, 2022 - Lanvin Group (the “Group”), a global luxury fashion group, today announced its 2021 results and the filing with the U.S. Securities and Exchange Commission (“SEC”) of a registration statement on Form F-4 (the “Registration Statement”), in connection with its previously announced proposed business combination with Primavera Capital Acquisition Corporation (NYSE: PV) (“PCAC”).

Ms. Joann Cheng, Chairman and CEO of Lanvin Group, said: “Lanvin Group is proud to have delivered budget-beating results in 2021, with record growth. Building on the tremendous hard work of our team in delivering on our strategy over the past three years, 2021 has been a milestone year where we have achieved contribution margin break-even1 and had a record 52% pro forma revenue growth2. Lanvin’s 108% year-over-year sales growth and Wolford’s best Adjusted EBITDA3 performance in 10 years both demonstrate the strength of our global platform and the success of our innovative strategy. We were also able to further enrich our global brand portfolio by welcoming the legendary Italian shoemaker Sergio Rossi. We are now further scaling up our business to accelerate growth with our unique proposition to transform heritage brands as we progress towards our proposed listing on the New York Stock Exchange.”

She continued, “We expect 2022 to be even better. We have significant momentum across all of our brands as we continue to solidify our foundation in Europe and capture the multiple untapped opportunities which exist in the North American and Asian markets.”

Lanvin Group’s portfolio of heritage brands includes one of the oldest operating French couture houses Lanvin, Austrian skinwear specialist Wolford, Italian luxury shoemaker Sergio Rossi, iconic American womenswear brand St. John Knits, and high-end Italian menswear maker Caruso.

[1]

Contribution profit is a non-IFRS financial measure. Contribution profit is defined as revenues less the cost of sales and selling and marketing expenses. Contribution margin is calculated as contribution profit as a percentage of total sales.

[2]

The Group’s 2021 pro forma revenue growth is calculated by comparing its 2021 pro forma revenue against its 2020 audited revenue. The pro forma revenue of the Group for 2021 was calculated assuming full-year contribution of Sergio Rossi.The Group’s 2021 year-on-year revenue growth based on its audited revenue, which only includes the contribution of Sergio Rossi in 2021 from the acquisition date, was 39%. All other group level comparisons are made using audited numbers in both 2020 and 2021.

[3]

Adjusted EBITDA is a non-IFRS financial measure. Adjusted EBITDA of Wolford is defined as earnings before interest and taxes, depreciation, and amortization adjusted to eliminate one-off income and expenses resulting from strategic realignment.

2021 results: record growth and proven brand transformation

The Group reached a critical inflection point in its development with record growth in 2021, paving the way for consistent future growth. The Group had pro forma revenue of €339 million in 20214, up 52% compared to its revenue in 2020, driven by the transformative growth of Lanvin, a strong comeback at Wolford and the successful integration of Sergio Rossi into the portfolio. With a significant improvement of 33% in Adjusted EBITDA5 performance in the past year, the Group achieved break-even in its contribution margin in 2021 and believes it is well on track to achieve EBITDA profitability by 2024 as planned. In particular:

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Lanvin reaffirmed its strong growth trajectory in 2021 with a 108% year-on-year global sales increase to €73 million, demonstrating enormous vitality of the brand among today’s luxury consumers, especially in the North America and Greater China markets, where sales increased by 253% and 134%, respectively. The growth is especially driven by its newly launched leather goods and footwear collections as part of its category rebalance strategy, as well as strong performance of its DTC channels, which grew by 172% compared to 2020, supported by eight new store openings and significant improvement in sales per square meter performance, and a 415% year-on-year growth in e-commerce .

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Wolford recorded revenue of €109 million in 2021, up 15% year-on-year, cementing its position as the world’s leading supplier of women’s skinwear in the upper premium segment. Wolford’s 2021 Adjusted EBITDA also turned positive, representing the best EBITDA result in ten years (adjusted for real estate sales). We believe Wolford is now well on track for a strong, profitable performance in 2022.

On an IFRS consolidated basis, the Group generated €148 million in revenue from the established EMEA market in 2021, representing 48% of global sales, and recorded 30% year-over-year sales growth amid pandemic lockdowns. Building on this strong foundation in Europe, the Group also deepened its penetration in the world’s two largest luxury markets, North America and Asia, capturing previously untapped opportunities. In 2021, North America contributed 35% of total sales while Greater China more than doubled its revenue contribution and accounted for 14%.

Global expansion strategy and disruptive business model driving portfolio growth

Lanvin Group’s growth strategies have demonstrated huge success over the past year:

Product category expansion:

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Lanvin continued to drive accessories and RTW sales with a refreshed brand proposition echoing the new generation of consumers. The brand’s new accessory lines, such as the Pencil Bag, Hobo Cat Bag and Curb sneakers have been much sought after since launch, further reinforcing its diverse RTW offerings. The French luxury house also teamed up with Los Angeles-based cult streetwear brand Gallery Department to launch two limited-edition capsule collections. The collections, which reinvent Maison Lanvin’s signature products and embrace a furiously urban style, have been highly successful favourites with fans.

[4]

The pro forma revenue of the Group for 2021 was €339 million assuming full-year contribution of Sergio Rossi. Audited Group revenue, which only includes Sergio Rossi’s contribution from the acquisition date, as disclosed in the Form F-4 amounts to €309 million.

[5]

Adjusted EBITDA is a non-IFRS financial measure. Adjusted EBITDA is defined as profit or loss before income taxes, net finance cost, exchange gains/(losses), depreciation, amortization, share based compensation and provisions and impairment losses adjusted for income and costs which are significant in nature and that management considers not reflective of underlying operational activities, mainly including net gains on disposal of long-term assets, negative goodwill from acquisition of Sergio Rossi, gain on debt restructuring and government grants.

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Wolford’s “The W” athleisure lines have continued to be a new high-growth avenue for expansion, embracing athleisure and conceiving exclusive capsule collections with internationally acclaimed designers. Staying true to its commitment to craftsmanship, Wolford has created huge commercial success with both its main line of products and its collaborations with chic shoe brand Amina Muaddi in 2021, Italian legendary dressmaker Alberta Ferretti and iconic streetwear brand GCDS in 2022, among others. These collaborations have boosted Wolford’s brand awareness and propelled its rapid growth.

Sales channels and footprint upgrade:

-	Global DTC sales increased by 50%, driven by a disciplined retail footprint and e-commerce expansion as the Group continued to diversify its revenue mix and reduce reliance on wholesale channels.

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The Group continued to open new stores for its portfolio brands in strategic locations in Europe, North America and Asia, and saw significant improvement in existing stores’ annualized sales per square meter. We believe the new stores are well on course to recover their initial investments with many already profitable, paving the way for further expansion.

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The Group continued to strengthen its portfolio brands’ digital architecture and e-commerce coverage, most recently launching a new digital platform powered by Shopify’s innovative technologies in North America, with Lanvin and Sergio Rossi becoming the first two brands to transition onto the platform starting in H2 2022.

Acquisition:

Sergio Rossi was acquired by Lanvin Group in the second half of 2021. Since then, Sergio Rossi has been integrated into the Group’s ecosystem as another critical pillar, providing luxury shoemaking expertise that also benefits the other portfolio brands.

The Group will continue to explore synergetic strategic partnerships and acquisition opportunities, which expand its luxury fashion ecosystem and complement its existing portfolio.

Strategic alliance expansion:

In 2021, Lanvin Group entered into strategic partnerships with ITOCHU Corporation (8001.T), a preeminent Japanese trading conglomerate; Baozun (NASDAQ: BZUN and HKEX: 09991.HK), a leading e-commerce business partner of global fashion, luxury and other brands in China; Activation Group (9919.HK), a leading interactive data performance marketing group for fashion and luxury brands in Greater China; and Stella International (1836.HK), a leading developer and manufacturer of luxury footwear and leather goods.

Each of these partners is a leader in its respective field along the fashion value chain, empowering Lanvin Group to accelerate the growth of its portfolio brands with market-leading know-how including e-commerce, branding and marketing, emerging market entry, and product development, among others.

Untapped opportunities provide significant upside potential

Lanvin Group is confident in delivering even further improved results in 2022, supported by the solid fundamentals of the European market and the accelerating momentum of North American and Asian markets. The Group is also looking to tap existing and new strategic partners to unlock the growth potential of new markets, including the Middle East and Southeast Asia, and to acquire businesses that complement its existing brand portfolio.

Despite the COVID-19 pandemic and dynamic geopolitical backdrop, the Group has been successful in navigating these challenges as it delivers on its global expansion strategy and the development of its enhanced omni-channel infrastructure. Lanvin Group believes it is on track to deliver substantial growth with its innovative and brand transformation efforts.

Lanvin Group’s business combination with PCAC, an affiliate of Primavera Capital Group (“Primavera”), a leading global investment firm, is expected to close later this year, subject to customary closing conditions, including the approval of PCAC’s shareholders and the listing of securities of the post-acquisition company (“PubCo”) on the New York Stock Exchange.

About Lanvin Group

Lanvin Group is a leading global luxury fashion group headquartered in Shanghai, China, managing iconic brands worldwide including Lanvin, Wolford, Sergio Rossi, St. John Knits, and Caruso. Harnessing the power of its unique strategic alliance of industry-leading partners in the luxury fashion sector, Lanvin Group strives to expand the global footprint of its portfolio brands and achieve sustainable growth through strategic investment and extensive operational know-how, combined with an intimate understanding and unparalleled access to the fastest-growing luxury fashion markets in the world. For more information about Lanvin Group, please visit www.lanvin-group.com, and to view our investor presentation, please visit www.lanvin-group.com/investor-relation/.

About Primavera Capital Acquisition Corporation

Primavera Capital Acquisition Corporation (NYSE: PV), is a blank check company formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses. PCAC is an affiliate of Primavera, a leading alternative investment management firm. With offices in Beijing, Hong Kong, Singapore and Palo Alto, Primavera manages both USD and RMB funds for prominent financial institutions, sovereign wealth funds, pension plans, endowments, corporations and family offices around the world. As of September 30, 2021, it had assets under management of approximately US$17 billion. Primavera employs a flexible investment strategy comprised of buy-out/control-oriented, growth capital and restructuring investments. Having accumulated extensive experience in structuring and executing cross-border investment transactions, Primavera seeks to create long-term value for its portfolio companies by combining deep local connectivity in China with global experience and best practices. For more information, please visit www.primavera-capital.com.

Enquiries:

Media

Lanvin Group

FGS Global

Richard Barton +852 9301 2056 richard.barton@fgsglobal.com	Harry Florry +852 9818 2239 harry.florry@fgsglobal.com	Louis Hung +852 9084 1801 louis.hung@fgsglobal.com

Primavera Capital Acquisition Corporation

Primavera Capital Group: media@primavera-capital.com

FGS Global: primavera-hkg@fgsglobal.com

Investors

Lanvin Group

ir@lanvin-group.com

Primavera Capital Acquisition Corporation

Alex Ge

+852 3767 5068

chengyuan.ge@primavera-capital.com

Forward-Looking Statements

This press release, including the information contained herein (collectively, this “communication”) includes “forward-looking statements” within the meaning of the federal securities laws, and also contains certain financial forecasts and projections. All statements other than statements of historical fact contained in this communication, including, but not limited to, statements as to future results of operations and financial position, planned products and services, business strategy and plans, objectives of management for future operations of the Lanvin Group, market size and growth opportunities, competitive position, technological and market trends and the potential benefits and expectations related to the terms and timing of the proposed business combination with PCAC, are forward-looking statements. Some of these forward-looking statements can be identified by the use of forward-looking words, including “anticipate,” “expect,” “suggests,” “plan,” “believe,” “intend,” “estimates,” “targets,” “projects,” “should,” “could,” “would,” “may,” “will,” “forecast” or other similar expressions. All forward-looking statements are based upon estimates and forecasts and reflect the views, assumptions, expectations, and opinions of the Lanvin Group and PCAC, which are all subject to change due to various factors. Any such estimates, assumptions, expectations, forecasts, views or opinions, whether or not identified in this communication, should be regarded as indicative, preliminary and for illustrative purposes only and should not be relied upon as being necessarily indicative of future results.

The forward-looking statements and financial forecasts and projections contained in this communication are subject to a number of factors, risks and uncertainties. Potential risks and uncertainties that could cause the actual results to differ materially from those expressed or implied by forward-looking statements include, but are not limited to, changes in domestic and foreign business, market, financial, political and legal conditions; the timing and structure of the business combination with PCAC; changes to the proposed structure of the business combination with PCAC that may be required or appropriate as a result of applicable laws or regulations; the inability of the parties to successfully or timely consummate the business combination with PCAC and the other transactions in connection therewith, including as a result of the COVID-19 pandemic or the risk that any regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the business combination with PCAC or that the approval of the shareholders of PCAC or the Lanvin Group is not obtained; the risk that the business combination with PCAC disrupts current plans and operations of PCAC or the Lanvin Group as a result of the announcement and consummation of the business combination with PCAC; the ability of the Lanvin Group to grow and manage growth profitably and retain its key employees including its chief executive officer and executive team; the inability to obtain or maintain the listing of the post-acquisition company’s securities on the NYSE following the business combination with PCAC; failure to realize the anticipated benefits of the business combination with PCAC; risk relating to the uncertainty of the projected financial information with respect to the Lanvin Group; the amount of redemption requests made by PCAC’s shareholders and the amount of funds available in the PCAC trust account; general economic conditions and other factors affecting the Lanvin Group’s business; Lanvin Group’s ability to implement its business strategy; Lanvin Group’s ability to manage expenses; changes in applicable laws and governmental regulation and the impact of such changes on Lanvin Group’s business, Lanvin Group’s exposure to litigation claims and other loss contingencies; the risks associated with negative press or reputational harm; disruptions and other impacts to Lanvin Group’s business, as a result of the COVID-19 pandemic and government actions and restrictive measures implemented in response; Lanvin Group’s ability to protect patents, trademarks and other intellectual property rights; any breaches of, or interruptions in, Lanvin Group’s technology infrastructure; changes in tax laws and liabilities; and changes in legal, regulatory, political and economic risks and the impact of such changes on Lanvin Group’s business. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of PubCo’s registration statement on Form F-4, PCAC’s Annual Report on Form 10-K and other documents filed by PubCo or PCAC from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. In addition, there may be additional risks that neither PCAC nor Lanvin Group presently know, or that PCAC or Lanvin Group currently believe are immaterial, that could also cause actual results to differ from those contained in the forward-looking statements. Forward-looking statements reflect PCAC’s and Lanvin Group’s expectations, plans, projections or forecasts of future events and view. If any of the risks materialize or PCAC’s or Lanvin Group’s assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements.

Forward-looking statements speak only as of the date they are made. PCAC and Lanvin Group anticipate that subsequent events and developments may cause their assessments to change. However, while PubCo, PCAC and Lanvin Group may elect to update these forward-looking statements at some point in the future, PubCo, PCAC and Lanvin Group specifically disclaim any obligation to do so, except as required by law. The inclusion of any statement in this document does not constitute an admission by Lanvin Group nor PCAC or any other person that the events or circumstances described in such statement are material. These forward-looking statements should not be relied upon as representing PCAC’s or Lanvin Group’s assessments as of any date subsequent to the date of this document. Accordingly, undue reliance should not be placed upon the forward-looking statements. In addition, the analyses of Lanvin Group and PCAC contained herein are not, and do not purport to be, appraisals of the securities, assets or business of the Lanvin Group, PCAC or any other entity.

Financial Information; Use of Non-IFRS Financial Metrics and Other Key Financial Metrics

Certain financial information and data contained in this communication is unaudited.

Accordingly, such information and data may not be included, may be adjusted or may be presented differently in any proxy statement, prospectus or registration statement or other report or document to be filed or furnished by PCAC or PubCo with the SEC. This communication includes certain non-IFRS financial measures (including on a forward-looking basis). These non-IFRS measures are an addition, and not a substitute for or superior to measures of financial performance prepared in accordance with IFRS and should not be considered as an alternative to net income, operating income or any other performance measures derived in accordance with IFRS. Lanvin Group believes that these non- IFRS measures of financial results (including on a forward-looking basis) provide useful supplemental information to investors about Lanvin Group. Lanvin Group’s management uses forward looking non-IFRS measures to evaluate Lanvin Group’s projected financial and operating performance. Lanvin Group believes that the use of these non-IFRS financial measures provides an additional tool for investors to use in evaluating projected operating results and trends in and in comparing Lanvin Group’s financial measures with other similar companies, many of which present similar non-IFRS financial measures to investors.

However, there are a number of limitations related to the use of these non-IFRS measures and their nearest IFRS equivalents. For example, other companies may calculate non-IFRS measures differently, or may use other measures to calculate their financial performance, and therefore, Lanvin Group’s non-IFRS measures may not be directly comparable to similarly titled measures of other companies. Lanvin Group does not consider these non-IFRS measures in isolation or as an alternative to financial measures determined in accordance with IFRS. The principal limitation of these non-IFRS financial measures is that they exclude significant expenses, income and tax liabilities that are required by IFRS to be recorded in Lanvin Group’s financial statements. In addition, they are subject to inherent limitations as they reflect the exercise of judgements by Lanvin Group about which expense and income are excluded or included in determining these non-IFRS financial measures. In order to compensate for these limitations, Lanvin Group presents non-IFRS financial measures in connection with IFRS results.

Important Additional Information

This communication relates to a proposed business combination between Lanvin Group and PCAC. This document does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The proposed business combination with PCAC will be submitted to shareholders of PCAC for their consideration.

PubCo has filed a Registration Statement with the SEC which includes a preliminary proxy statement in relation to the vote by PCAC’s shareholders in connection with the proposed business combination and other matters as described in the Registration Statement, as well as a preliminary prospectus with respect to PubCo’s securities to be issued in connection with the proposed business combination. PCAC and PubCo also will file other documents regarding the proposed business combination with the SEC.

After the Registration Statement has been declared effective, PCAC will mail a definitive proxy statement/prospectus and other relevant documents to its shareholders as of the record date established for voting on the proposed business combination. This communication is not a substitute for the Registration Statement, the definitive proxy statement/prospectus or any other document that PCAC will send to its shareholders in connection with the business combination. PCAC’s shareholders and other interested persons are advised to read, once available, the preliminary proxy statement/prospectus and any amendments thereto and, once available, the definitive proxy statement/prospectus, in connection with PCAC’s solicitation of proxies for its special meeting of shareholders to be held to approve, among other things, the proposed transactions, because these documents will contain important information about PCAC, PubCo, Lanvin Group and the proposed business combination with PCAC. Shareholders and investors may also obtain a copy of the preliminary or definitive proxy statement/prospectus, once available, as well as other documents filed with the SEC regarding the proposed transactions and other documents filed with the SEC by PCAC, without charge, at the SEC’s website located at www.sec.gov or by directing a request to PCAC.

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Participants in the Solicitation

PCAC, PubCo and Lanvin Group and certain of their respective directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be participants in the solicitations of proxies from PCAC’s shareholders in connection with the proposed transactions. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of PCAC’s shareholders in connection with the proposed transactions will be set forth in PubCo’s proxy statement/prospectus when it is filed with the SEC. You can find more information about PCAC’s directors and executive officers in PCAC’s Annual Report on Form 10-K filed with the SEC on March 31, 2022. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests will be included in the proxy statement/prospectus when it becomes available. Shareholders, potential investors and other interested persons should read the definitive proxy statement/prospectus carefully, when available, before making any voting or investment decisions. You may obtain free copies of these documents from the sources indicated above.

No Offer or Solicitation

This communication is for informational purposes only and shall not constitute an offer to sell or the solicitation of an offer to buy any securities pursuant to the proposed transactions or otherwise, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

Websites

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